                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                    AUTOLOGIC INFORMATION INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                        (NAME OF SUBJECT COMPANY (ISSUER)

                           AUTOLOGIC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                                AGFA CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF
                                AGFA-GEVAERT N.V.
                                   (OFFERORS)
--------------------------------------------------------------------------------
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    052803103
--------------------------------------------------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ROBERT K. SARAFIAN, ESQ.
                                AGFA CORPORATION
                             200 BALLARDVALE STREET
                              WILMINGTON, MA 01887
                                 (978) 658-5600

                                    COPY TO:

                             MITCHELL S. BLOOM, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                 125 HIGH STREET
                                BOSTON, MA 02110
                                 (617) 248-7000

--------------------------------------------------------------------------------
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            CALCULATION OF FILING FEE
    ------------------------------------------------------------------------
        TRANSACTION VALUATION*                     AMOUNT OF FILING FEE

    ------------------------------------------------------------------------
                *SET FORTH THE AMOUNT ON WHICH THE FILING FEE IS
                   CALCULATED AND STATE HOW IT WAS DETERMINED.


[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A

Form or Registration No.:   N/A

Filing Party:   N/A

Date Filed:   N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.

[_]   issuer tender offer subject to Rule 13e-4.

[_]   going-private transaction subject to Rule 13e-3.

[_]   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:

                   COMMUNICATION HORIZON - SEPTEMBER 27, 2001


A few days ago, we announced that we intend to acquire AUTOLOGIC, a US based company listed on the Nasdaq with a market capitalisation of approximately 18 million USD.

Autologic is a manufacturer of Computer to Film and Computer to Plate equipment for the newspaper and commercial printing industries. It realised total sales of 81 million USD in 2000, more than 50% of which in the Nafta region. It also has a large installed base with around 1900 customers.

We believe that we will be able to realise synergies with Autologic by offering our consumables to its customers and by cost cutting by streamlining the product portfolio, eliminating overlaps in R&D and general overheads and by integrating Autologic's proprietary software in our equipment. The tender price of 7.127 USD per share means that we are spending approximately 42 mio USD for this
acquisition.   If we take into account that there is around 15 million USD cash in Autologic, the net price paid is equivalent to +/- 27 mio USD. You will find the key financial data of Autologic in your handouts.

The following slides are for information purposes only and do not constitute an offer to purchase shares of Autologic or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission.

At the time Agfa commences the offer, Agfa will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and Autologic will file a solicitation/recommendation statement on Schedule 14D-9. Those documents will contain important information and security holders of Autologic are advised to carefully read those documents (when they become available) before making any decision with respect to the tender offer.

These documents will be provided to Autologic security holders at no expense to them and, when filed with the Securities and Exchange Commission, may be obtained free at www.sec.gov

                                                                     [AGFA LOGO]

EXPAND IN HIGH GROWTH MARKET SEGMENTS IN GS :
AUTOLOGIC

 .     U.S. based manufacturer of CtF and CtP equipment for the newspaper and commercial printing industries

 .     Ad management, software and service

 .     2000 sales : 81 million USD, of which more than 50% in Nafta region

 .     Large installed base with 1900 customers worldwide

[GRAPH APPEARS HERE]

 .     Market cap 18.2 mio USD (10 Sept. 2001)

 .     Shareholders

      -     Volt information sciences 59%

      -     Institutional investors 26%

      -     Others 15%


                                                                     [AGFA LOGO]

AUTOLOGIC

 .     Increase sales of consumables (graphic film and plates) to Autologic's large installed base

 .     Realise synergies by :

      .     streamlining product portfolio

      .     eliminating overlaps in - R&D

                                    - General Overhead

      .     integration of Autologic proprietary software

                                                                     [AGFA LOGO]

 AUTOLOGIC : Key financial figures (in mio USD)

                                         3Q'01        2000       1999       1998
                                         -----        --------------------------
TOTAL SALES                               50.9        81.0       72.7       87.6
  EQUIPMENT AND SYSTEMS                    68%         70%        65%        69%
  SERVICE                                  32%         30%        35%        31%
GROSS PROFIT MARGIN                        36%         37%        37%        41%
EBIT                                      -0.6         1.2       -3.6        4.7
NET PROFIT                                -0.8         0.3       -2.8        2.5

                                                                     [AGFA LOGO]

 AUTOLOGIC : Key financial figures (in mio USD)

                                     2000              1999
                                     ----------------------
TOTAL ASSETS                         51.2              52.7
  PROPERTY AND EQUIPMENT              4.5               5.4
  CURRENT ASSETS                     43.1              42.8
           - CASH                    11.9              13.4
           - ACCOUNTS RECEIVABLE     14.5              12.5
           - INVENTORIES             11.1              11.0
           - OTHER                    5.6               5.9
  OTHER                               3.6               4.5
CURRENT LIABILITIES                  13.7              15.6
SHAREHOLDERS' EQUITY                 37.5              37.1
                                                                     [AGFA LOGO]

AUTOLOGIC : Summary of bid


 .  CASH OFFER : (PLUS SIGN) 42.5 MIO USD
 .  PRICE : 7.127 USD / SHARE
 .  START : AFTER FILING DOCUMENTS WITH SEC
 .  CLOSURE : EXPECTED BEFORE YEAR-END
                                                                     [AGFA LOGO]